UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

SunAmerica Focused Alpha Large-Cap Fund, Inc. (FGI)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

867038101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 867038101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,760,419

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,760,419

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,760,419

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

24.31%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,760,419 shares of SunAmerica Focused Alpha Large-Cap Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 24.31% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. Being an independent registered investment advisor, the profile of the SunAmerica Focused Alpha Large-Cap Fund, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since August 15, 2007.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,760,419 shares or 24.31% of the outstanding shares. George W. Karpus presently owns 16,554 shares. Mr. Karpus purchased shares on September 5, 2007 at $18.97 (50 shares), September 7, 2007 at $18.86 (10 shares), September 16, 2008 at $13.86 (30 shares), September 17, 2008 at $13.46 (25 shares), September 18, 2008 at $13.31 (200 shares), September 22, 2008 at $13.61 (195 shares), September 23, 2008 at $13.40 (310 shares), September 29, 2008 at $12.96 (405 shares), October 6, 2008 at $11.47 (330 shares), October 7, 2008 at $11.11 (60 shares), October 8, 2008 at $10.37 (250 shares), November 20, 2008 at $8.60 (10 shares), November 24, 2008 at $8.64 (75 shares), November 25, 2008 at $8.96 (40 shares), December 10, 2008 at $9.81 (45 shares), December 11, 2008 at $9.66 (50 shares), December 15, 2008 at $9.43 (40 shares), November 17, 2009 at $13.16 (100 shares), November 19, 2009 at $13.14 (100 shares), November 23, 2009 at $13.20 (100 shares), November 27, 2009 at $13.02 (100 shares), November 30, 2009 at $13.05 (100 shares), December 1, 2009 at $13.28 (100 shares), December 4, 2009 at $13.32 (100 shares), December 8, 2009 at $12.96 (100 shares), December 9, 2009 at $12.91 (200 shares), December 10, 2009 at $13.00 (100 shares), December 11, 2009 at $13.09 (100 shares), December 14, 2009 at $13.18 (100 shares), December 15, 2009 at $13.29 (100 shares), December 16, 2009 at $13.33 (400 shares), December 17, 2009 at $13.25 (100 shares), December 18, 2009 at $13.20 (200 shares), December 28, 2009 at $13.51 (100 shares), January 13, 2010 at $13.79 (200 shares), January 14, 2010 at $13.89 (100 shares), January 15, 2010 at $13.78 (200 shares), January 19, 2010 at $13.91 (100 shares), January 20, 2010 at $13.85 (100 shares), January 21, 2010 at $13.76 (300 shares), January 22, 2010 at $13.39 (300 shares), January 25, 2010 at $13.29 (200 shares), January 27, 2010 at $13.22 (200 shares), January 28, 2010 at $13.30 (100 shares), January 29, 2010 at $13.16 (100 shares), February 2, 2010 at $13.35 (100 shares), February 4, 2010 at $13.41 (100 shares), February 10, 2010 at $13.05 (1100 shares), February 12, 2010 at $13.05 (100 shares), February 16, 2010 at $13.34 (100 shares), February 17, 2010 at $13.41 (800 shares), February 18, 2010 at $13.47 (100 shares), February 19, 2010 at $13.59 (100 shares), February 23, 2010 at $13.45 (2100 shares), February 24, 2010 at $13.49 (100 shares), February 25, 2010 at $13.26 (100 shares), February 26, 2010 at $13.42 (100 shares), March 2, 2010 at $13.69 (100 shares), March 3, 2010 at $13.78 (100 shares), March 4, 2010 at $13.77 (100 shares), March 8, 2010 at $14.02 (100 shares), March 10, 2010 at $14.04 (100 shares), March 11, 2010 at $14.05 (100 shares), March 15, 2010 at $14.07 (100 shares), March 24, 2010 at $14.27 (100 shares), March 25, 2010 at $14.26 (200 shares), March 26, 2010 at $14.08 (100 shares), March 29, 2010 at $14.16 (100 shares), March 30, 2010 at $14.20 (100 shares), March 31, 2010 at $14.18 (100 shares), April 1, 2010 at $14.33 (200 shares), April 5, 2010 at $14.36 (300 shares), April 6, 2010 at $14.36 (200 shares), April 7, 2010 at $14.43 (100 shares), April 8, 2010 at $14.44 (200 shares), April 9, 2010 at $14.44 (300 shares), April 12, 2010 at $14.46 (100 shares), April 13, 2010 at $14.47 (100 shares), April 14, 2010 at $14.59 (100 shares), April 19, 2010 at $14.73 (1000 shares), April 20, 2010 at $14.83 (100 shares), April 21, 2010 at $14.85 (100 shares), April 26, 2010 at $14.99 (100 shares), April 27, 2010 at $14.82 (200 shares), April 28, 2010 at $14.66 (100 shares), April 30, 2010 at $14.66 (500 shares), May 21, 2010 at $12.63 (80 shares), June 7, 2010 at $12.87 (80 shares), July 27, 2010 at $13.44 (100 shares), July 28, 2010 at $13.29 (100 shares), July 29, 2010 at $13.27 (100 shares), July 30, 2010 at $13.12 (100 shares), August 11, 2010 at $13.39 (100 shares), August 18, 2010 at $13.46 (100 shares), August 19, 2010 at $13.32 (100 shares), August 20, 2010 at $13.20 (100 shares), August 25, 2010 at $12.77 (80 shares), August 26, 2010 at $12.86 (1000 shares), September 7, 2010 at $13.49 (100 shares), September 9, 2010 at $13.73 (2450 shares), September 10, 2010 at $13.76 (100 shares), September 13, 2010 at $13.93 (100 shares), September 14, 2010 at $13.99 (100 shares), May 18, 2011 at $18.95 (250 shares), May 19, 2011 at $19.06 (50 shares), May 24, 2011 at $18.80 ( 50 shares), June 15, 2011 at $17.91 (300 shares), June 16, 2011 at $17.94 (100 shares), June 23, 2011 at $18.03 (200 shares), June 24, 2011 at $18.18 (50 shares), July 26, 2011 at $19.79 (150 shares), July 27, 2011 at $19.47 (250 shares), August 2, 2011 at $18.53 (200 shares), August 4, 2011 at $17.75 (300 shares), and on August 8, 2011 at $16.63 (500 shares). Mr. Karpus sold shares on August 18, 2009 at $11.30 (100 shares), August 19, 2009 at $11.33 (100 shares), and on December 2, 2010 at $16.74 (7076 shares). JoAnn Van Degriff presently owns 2,590 shares. Mrs. Van Degriff purchased shares on April 7, 2008 at $16.65 (500 shares), September 17, 2008 at $13.46 (15 shares), September 18, 2008 at $13.31 (25 shares), September 22, 2008 at $13.61 (25 shares), September 23, 2008 at $13.40 (25 shares), September 29, 2008 at $12.96 (85 shares), October 6, 2008 at $11.47 (40 shares), October 7, 2008 at $11.11 (10 shares), October 8, 2008 at $10.37 (30 shares), October 10, 2008 at $8.48 (40 shares), November 24, 2008 at $8.64 (10 shares), November 25, 2008 at $8.96 (5 shares), December 15, 2008 at $9.43 (5 shares), December 16, 2009 at $13.33 (100 shares), December 17, 2009 at $13.25 (100 shares), December 18, 2009 at $13.20 (100 shares), December 28, 2009 at $13.51 (100 shares), January 13, 2010 at $13.79 (100 shares), January 21, 2010 at $13.76 (100 shares), January 22, 2010 at $13.39 (100 shares), February 10, 2010, at $13.05 (200 shares), March 2, 2010 at $13.69 (100 shares), March 4, 2010 at $13.77 (100 shares), March 25, 2010 at $14.26 (100 shares), April 1, 2010 at $14.33 (100 shares), April 5, 2010 at $14.36 (100 shares), April 6, 2010 at $14.36 (100 shares), April 13, 2010 at $14.47 (100 shares), April 28, 2010 at $14.66 (100 shares), April 30, 2010 at $14.66 (100 shares), May 5, 2010 at $14.05 (100 shares), May 12, 2010 at $13.93 (100 shares), May 14, 2010 at $13.61 (100 shares), May 21, 2010 at $12.63 (80 shares), May 24, 2010 at $12.71 (80 shares), June 1, 2010 at $13.07 (80 shares), July 16, 2010 at $12.94 (100 shares), July 29, 2010 at $13.27 (100 shares), August 24, 2010 at $12.96 (80 shares), May 18, 2011 at $18.95 (50 shares), June 15, 2011 at $17.91 (50 shares), June 16, 2011 at $17.94 (50 shares), August 4, 2011 at $17.75 (50 shares), and on August 8, 2011 at $16.63 (100 shares). Mrs. Van Degriff sold shares on December 2, 2010 at $16.74 (1145 shares). Dana R. Consler presently owns 440 shares. Mr. Consler purchased shares September 16, 20008 at $13.86 (5 shares), September 17, 2008 at $13.46 (5 shares), September 18, 2008 at $13.31 (5 shares), September 22, 2008 at $13.61 (10 shares), September 23, 2008 at $13.40 (10 shares), September 29, 2008 at $12.96 (35 shares), October 6, 2008 at $11.47 (15 shares), October 7, 2008 at $11.11 (5 shares), October 10, 2008 at $8.48 (5 shares), November 24, 2008 at $8.64 (15 shares), November 25, 2008 at $8.96 (10 shares), December 10, 20008 at $9.81 (5 shares), December 11, 2008 at $9.66 (10 shares), December 15, 2008 at $9.43 (10 shares), January 11, 2010 at $13.95 (100 shares), and on May 18, 2011 at $19.00 (300 shares). Mr. Consler sold shares on April 15, 2009 at $9.53 (35 shares), and on December 2, 2010 at $16.74 (70 shares). Kathleen F. Crane presently owns 310 shares. Mrs. Crane purchased shares on October 9, 2007 at $20.17 (50 shares), October 11, 2007 at $20.22 (170 shares), September 18, 2008 at $13.31 (5 shares), September 22, 2008 at $13.61 (5 shares), September 23, 2008 at $13.40 (5 shares), September 29, 2008 at $12.96 (15 shares), October 6, 2008 at $11.47 (5 shares), October 7, 2008 at $11.11 (5 shares), October 8, 2008 at $10.37 (5 shares), October 10, 2008 at $8.48 (5 shares), November 24, 2008 at $8.64 (5 shares), November 25, 2008 at $8.96 (5 shares), December 31, 2009 at $13.60 (35 shares), May 20, 2010 at $12.76 (50 shares), and on June 8, 2010 at $12.75 (100 shares). Mrs. Crane sold shares on December 2, 2010 at $16.74 (155 shares). Karpus Investment Management Defined Benefit Plan presently owns 2,437 shares. The Plan purchased shares on August 21, 2007 at $17.84 (25 shares), August 22, 2007 at $18.34 (50 shares), August 28, 2007 at $18.51 (365 shares), September 16, 2008 at $13.86 (5 shares), September 17, 2008 at $13.46 (5 shares), September 18, 2008 at $13.31 (5 shares), September 22, 2008 at $13.61 (10 shares), September 23, 2008 at $13.40 (10 shares), September 29, 2008 at $12.96 (25 shares), October 6, 2008 at $11.47 (10 shares), October 7, 2008 at $11.11 (5 shares), October 8, 2008 at $10.37 (5 shares), October 10, 2008 at $8.48 (10 shares), November 24, 2008 at $8.64 (5 shares), November 25, 2008 at $8.96 (5 shares), December 10, 2008 at $9.81 (5 shares), December 11, 2008 at $9.66 (5 shares), December 15, 2008 at $9.43 (5 shares), December 16, 2009 at $13.33 (100 shares), December 18, 2009 at $13.20 (100 shares), February 10, 2010 at $13.05 (100 shares), March 4, 2010 at $13.77 (100 shares), April 9, 2010 at $14.44 (100 shares), April 14, 2010 at $14.59 (100 shares), April 16, 2010 at $14.53 (100 shares), April 30, 2010 at $14.66 (100 shares), May 18, 2010 at $13.39 (100 shares), August 26, 2010 at $12.85 (80 shares), June 23, 2011 at $18.03 (50 shares), August 2, 2011 at $18.53 (50 shares), August 4, 2011 at $17.75 (30 shares), and on August 12, 2011 at $17.28 (1300 shares). The Plan sold shares on January 7, 2008 at $18.66 (25 shares), and on December 2, 2010 at $16.74 (503 shares). Karpus Investment Management Profit Sharing Plan presently owns 12,570 shares. The Plan purchased shares on September 16, 2008 at $13.86 (35 shares), September 17, 2008 at $13.46 (30 shares), September 18, 2008 at $13.31 (100 shares), September 22, 2008 at $13.61 (95 shares), September 23, 2008 at $13.40 (115 shares), September 29, 2008 at $12.96 (335 shares), October 6, 2008 at $11.47 (160 shares), October 7, 2008 at $11.11 (60 shares), November 20, 2008 at $8.60 (10 shares), November 24, 2008 at $8.64 (55 shares), November 25, 2008 at $8.96 (30 shares), December 10, 2008 at $9.81 (35 shares), December 11, 2008 at $9.66 (40 shares), December 15, 2008 at $9.43 (35 shares), June 15, 2009 at $10.11 (500 shares), December 31, 2009 at $13.61 (5000 shares), February 10, 2010 at $13.05 (89 shares), March 24, 2010 at $14.27 (100 shares), March 25, 2010 at $14.26 (100 shares), March 29, 2010 at $14.16 (100 shares), March 31, 2010 at $14.18 (100 shares), April 1, 2010 at $14.33 (100 shares), April 5, 2010 at $14.36 (100 shares), April 7, 2010 at $14.45 (1000 shares), April 9, 2010 at $14.45 (1100 shares), April 13, 2010 at $14.47 (100 shares), April 14, 2010 at $14.59 (100 shares), April 20, 2010 at $14.83 (100 shares), April 21, 2010 at $14.85 (100 shares), April 26, 2010 at $14.99 (100 shares), April 27, 2010 at $14.82 (200 shares), April 28, 2010 at $14.66 (200 shares), April 30, 2010 at $14.66 (400 shares), May 3, 2010 at $14.52 (100 shares), May 4, 2010 at $14.28 (100 shares), May 5, 2010 at $14.05 (200 shares), May 7, 2010 at $13.37 (200 shares), May 10, 2010 at $13.82 (100 shares), May 11, 2010 at $13.86 (100 shares), May 12, 2010 at $13.93 (100 shares), May 13, 2010 at $13.99 (100 shares), May 14, 2010 at $13.61 (100 shares), May 17, 2010 at $13.44 (100 shares), May 18, 2010 at $13.39 (100 shares), May 19, 2010 at $13.17 (100 shares), May 20, 2010 at $12.76 (180 shares), July 12, 2010 at $12.82 (100 shares), July 14, 2010 at $13.02 (100 shares), July 15, 2010 at $13.02 (100 shares), July 16, 2010 at $12.94 (100 shares), July 19, 2010 at $12.86 (100 shares), July 21, 2010 at $13.07 (100 shares), July 22, 2010 at $13.31 (100 shares), July 26, 2010 at $13.48 (100 shares), July 27, 2010 at $13.44 (100 shares), July 28, 2010 at $13.29 (100 shares), July 29, 2010 at $13.27 (100 shares), July 30, 2010 at $13.12 (100 shares), August 11, 2010 at $13.39 (100 shares), August 18, 2010 at $13.46 (100 shares), August 19, 2010 at $13.32 (100 shares), August 20, 2010 at $13.20 (100 shares), September 7, 2010 at $13.49 (100 shares), September 9, 2010 at $13.73 (1900 shares), January 11, 2011 at $16.14 (100 shares), July 21, 2011 at $19.80 (500 shares), July 26, 2011 at $19.79 (50 shares), July 27, 2011 at $19.47 (100 shares), August 2, 2011 at $18.53 (50 shares), August 4, 2011 at $17.75 (100 shares), and on August 12, 2011 at $17.27 (1200 shares). The Plan sold shares on August 18, 2009 at $11.30 (100 shares), August 19, 2009 at $11.33 (100 shares), and on December 2, 2010 at $16.74 (5234 shares). None of the other principals of KIM presently own shares of SunAmerica Focused Alpha Large-Cap Fund, Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 7/6/2011 600   $19.46
 7/6/2011 (360)  $19.42
 7/7/2011 470   $19.74
 7/8/2011 360   $19.51
 7/11/2011 3278   $19.27
 7/12/2011 695   $19.30
 7/13/2011 5985   $19.37
 7/14/2011 150   $19.29
 7/15/2011 400   $19.23
 7/15/2011 (770)  $19.23
 7/18/2011 2990   $19.12
 7/19/2011 475   $19.52
 7/20/2011 2675   $19.60
 7/21/2011 2900   $19.80
 7/22/2011 1525   $19.77
 7/22/2011 (4150)  $19.75
 7/25/2011 3304   $19.71
 7/26/2011 9026   $19.75
 7/27/2011 10100   $19.47
 7/27/2011 (3907)  $19.50
 7/28/2011 500   $19.25
 7/28/2011 (7)  $19.34
 7/29/2011 1100   $19.07
 8/1/2011 500   $18.75
 8/1/2011 (75)  $18.84
 8/2/2011 11330   $18.54
 8/3/2011 280   $18.30
 8/4/2011 18206  $17.74
 8/5/2011 793   $17.34
 8/8/2011 24500   $16.65
 8/8/2011 (20)  $16.41
 8/10/2011 5000   $16.39
 8/11/2011 370   $17.08
 8/11/2011 (1000)  $16.96
 8/12/2011 12500   $17.26
 8/16/2011 9300   $17.35
 8/17/2011 170   $17.55
 8/18/2011 28985   $16.56
 8/19/2011 (827)  $16.28
 8/22/2011 (490)  $16.30
 8/26/2011 (1000)  $16.80
 8/29/2011 560   $17.40
 8/30/2011 225   $17.47
 8/30/2011 (150)  $17.52
 8/31/2011 4450   $17.66
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the SunAmerica Focused Alpha Large-Cap Fund, Inc.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   September 9, 2011